Dreyfus Massachusetts Municipal Money Market Fund

ANNUAL REPORT January 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

FOR MORE INFORMATION

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Massachusetts Municipal Money Market Fund covers the 12-month period from February 1, 2003, through January 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

Yields of tax-exempt money market instruments continued to fall toward historical lows during the reporting period. The Federal Reserve Board (the "Fed") reduced short-term interest rates once during the reporting period, in late June 2003, to their lowest level since 1958. Although stronger economic growth during the second half of the year suggested that money market yields might begin to rise, the Fed apparently reaffirmed its commitment to keeping interest rates low.

However, recent economic developments suggest to us that interest rates are more likely to rise in 2004 than to drop further, and we continue to believe that tax-exempt money market funds deserve consideration for the "liquid" portion of many tax-conscious investors' portfolios. As always, we urge you to speak regularly with your financial advisor, who may be in the best position to suggest the Dreyfus funds designed to meet your current needs, future goals and tolerance for risk.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
February 17, 2004



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did Dreyfus Massachusetts Municipal Money Market Fund perform during the period?

For the 12-month period ended January 31, 2004, the fund produced a yield of 0.48%. Taking into account the effects of compounding, the fund also produced an effective yield of 0.48%.[1]

We attribute the fund's returns to low interest rates, including a rate-cut of 25 basis points by the Federal Reserve Board (the "Fed") in late June 2003. However, a robust supply of newly-issued municipal securities kept tax-exempt yields high relative to yields of comparable taxable securities during the second half of the reporting period.

What is the fund's investment approach?

The fund's objective is to seek as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The fund also seeks to maintain a stable $1.00 share price. To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Massachusetts state income taxes.

When pursuing the fund's objective, we employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality, tax-exempt money market municipal obligations that provide income exempt from federal and Massachusetts state income taxes. Second, we actively manage the fund's average maturity in anticipation of interest-rate trends and supply-and-demand changes in Massachusetts' short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the average maturity of the fund, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities generally are issued with maturities in the one-year range and tend to lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the portfolio's average maturity to maintain prevailing yields for as long as we think practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The U.S. economy remained weak at the start of the reporting period, as geopolitical conditions, restrained corporate spending and a declining stock market took their toll. However, the economic outlook brightened after Congress enacted a number of stimulative tax cuts in the spring, and the economy began to show signs of improvement during the second half of the year.

While a brighter economic outlook typically puts upward pressure on interest rates, many investors anticipated further interest-rate reductions from the Fed. These expectations were fulfilled in late June, when the Fed cut the federal funds rate to 1%, a 45-year low, citing rising unemployment and potential deflationary pressures. Even after more tangible evidence of sustainable economic growth emerged during the summer, money market yields remained low, anchored by the 1% federal funds rate.

With tax revenues falling short of budgeted projections, Massachusetts issuers used short-term municipal securities to finance current-year budget deficits, contributing to a robust supply of new securities. As a result, tax-exempt yields remained attractive relative to taxable money market instruments, which attracted investor interest. Tax-exempt yields during the fourth quarter of 2003 often exceeded those of comparable taxable securities.

For most of the reporting period, we maintained the fund's weighted average maturity in a range we considered to be longer than average.

To capture higher yields when possible, we constructed a "laddered" portfolio of insured municipal bonds, notes and commercial paper with maturities in the three- to nine-month range.[2] We attempted to reduce the fund's exposure to variable-rate demand notes because of their low prevailing yields which are tied to the federal funds rate.

As we entered the new year, yield spreads between variable-rate demand notes and one-year municipal notes remained minimal. Therefore, during the early part of 2004, it has made little sense to extend the fund's weighted average maturity by purchasing one-year municipal notes.

What is the fund's current strategy?

With the Fed's accommodative policy still in place, keeping short-term yields at historic low levels, the fund ended the reporting period with a weighted average maturity that appears to be longer than its relative peer group average. We recently have seen signs of improvement in Massachusetts' fiscal condition. A diverse economic base has contributed to the state finishing fiscal 2003 with a modest budget surplus. However, because of lingering uncertainties, we have continued to maintain a conservative investment posture, emphasizing municipal notes and commercial paper with what we believe to be strong credit characteristics and maturities in the three- to nine-month range. Of course, we are prepared to adjust our strategies as economic and market conditions evolve.

February 17, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the funds' shares.*

STATEMENT OF INVESTMENTS

January 31, 2004

Tax Exempt Investments—103.0%	Principal Amount ($)	Value ($)
Ashland, GO Notes, BAN 1.75%, 10/15/2004	1,000,000	1,004,450
Town of Bedford, GO Notes, BAN 1.50%, 5/6/2004	4,669,400	4,674,820
Blackstone, GO Notes, BAN 1.75%, 11/12/2004	2,270,000	2,281,393
Town of Bridgewater, GO Notes, BAN 1.75%, 7/29/2004	2,215,000	2,222,495
Town of Canton Housing Authority, Multi-Family Housing Mortgage Revenue, Refunding, VRDN (Canton Arboretum Apartments) .93% (Liquidity Facility; FNMA)	1,095,000 [a]	1,095,000
City of Chicopee, GO Notes, BAN 2%, 11/19/2004	2,000,000	2,013,088
Town of Dracut, GO Notes, BAN 1.60%, 3/30/2004	5,751,000	5,756,886
Town of Fairhaven, GO Notes, BAN 2%, 12/17/2004	2,200,000	2,215,237
King Philip Regional School District, GO Notes, BAN:		
1.70%, 12/15/2004	400,000	401,725
2%, 12/15/2004	2,525,000	2,542,849
Koch Certificates of Trust, Revenue, VRDN 1.10% (Insured; AMBAC and Liquidity Facility; State Street Bank & Trust Co.)	8,177,306 [a]	8,177,306
City of Marlborough, GO Notes 4%, 6/15/2004 (Insured; MBIA)	907,000	916,958
State of Massachusetts, GO Notes:		
CP 1%, 2/11/2004 (LOC; BNP Paribas)	1,300,000	1,300,000
VRDN:		
Merlots Program:		
1% (Insured: FGIC and FSA and Liquidity Facility; Wachovia Bank)	4,990,000 [a]	4,990,000
1% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	4,965,000 [a]	4,965,000
Refunding .93% (Liquidity Facility; DEPFA Bank PLC)	2,500,000 [a]	2,500,000
Massachusetts Development Finance Agency:		
Revenue:		
CP:		
.95%, 2/9/2004 (LOC; Allied Irish Banks)	3,750,000	3,750,000
.95%, 2/13/2004 (LOC; Allied Irish Banks)	6,000,000	6,000,000
(North Shore Community Airports) 1.25%, 1/3/2005 (LOC; Citizen's Bank of Massachusetts)	3,625,000	3,625,000
VRDN:		
College and University Revenue:		
(Suffolk University) 1.04% (Insured; Radian Bank and Liquidity Facility: Fleet National Bank and State Street Bank & Trust Co.)	10,000,000 [a]	10,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Development Finance Agency (continued):		
VRDN (continued):		
College and University Revenue (continued):		
(Wentworth Institute of Technology)		
1.02% (Insured; Radian Bank and		
LOC; Fleet National Bank)	12,000,000 [a]	12,000,000
IDR (Metalcrafters Inc.)		
1.10% (LOC; Fleet National Bank)	1,970,000 [a]	1,970,000
Industrial Revenue:		
(Catania-Spagna) 1.05% (LOC; Lloyds TSB Bank)	3,090,000 [a]	3,090,000
(ECM Plastics Issue) 1.05% (LOC; PNC Bank)	3,210,000 [a]	3,210,000
(FIBA Technologies)		
1.03% (LOC; Comerica Bank)	2,200,000 [a]	2,200,000
MFHR:		
(Georgetown Village Apartments)		
1.05% (Insured; FNMA)	4,000,000 [a]	4,000,000
(Midway Studios Project)		
1.05% (LOC: Citizen's Bank of Massachusetts		
and Fleet National Bank)	5,000,000 [a]	5,000,000
Private Schools Revenue:		
(Boston College High School Issue)		
.94% (LOC; Citizen's Bank of Massachusetts)	6,000,000 [a]	6,000,000
(Brandon Residential Treatment Center)		
.95% (LOC; SunTrust Bank)	2,300,000 [a]	2,300,000
(Meadowbrook School Issue)		
.95% (LOC; Allied Irish Banks)	6,000,000 [a]	6,000,000
(Phillips Academy)		
.94% (Liquidity Facility; The Bank of New York)	14,910,000 [a]	14,910,000
Recreational Revenue		
(New Bedford Whaling Museum)		
1% (LOC; Fleet National Bank)	1,350,000 [a]	1,350,000
Revenues:		
(Alliance of Massachusetts Inc. Project)		
1% (LOC; PNC Bank)	3,700,000 [a]	3,700,000
(Cardinal Cushing Centers Project)		
.95% (LOC; The Bank of New York)	50,000 [a]	50,000
(Draper Laboratory Issue)		
.96% (Insured; MBIA and Liquidity		
Facility; JPMorgan Chase Bank)	10,000,000 [a]	10,000,000
(Lesley University)		
.99% (LOC; Fleet National Bank)	3,000,000 [a]	3,000,000
(Walnut Hill School District)		
.96% (LOC; Citizen's Bank of Massachusetts)	3,500,000 [a]	3,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts Health and Educational Facilities Authority, Revenue (Partners Healthcare System) 5.25%, 7/1/2004 (Insured; FSA)	1,000,000	1,017,276
Massachusetts Industrial Finance Agency, VRDN: College and University Revenue (Control Health Educational Berkshire Project) 1.01% (LOC; Allied Irish Bank)	3,800,000 [a]	3,800,000
Industrial Revenue (Peterson American Corp. Project) 1.17% (LOC; Bank One)	800,000 [a]	800,000
Massachusetts Port Authority, Revenue CP 1.03%, 3/10/2004 (LOC; WestLB AG)	1,000,000	1,000,000
Massachusetts Water Resources Authority Water Revenue, Refunding, VRDN .95% (Insured; FGIC and Liquidity Facility; FGIC)	2,700,000 [a]	2,700,000
Mendon Upton Regional School District GO Notes, BAN 1.50%, 4/30/2004	5,000,000	5,005,920
Old Rochester Regional School District GO Notes, BAN 2%, 4/30/2004	4,000,000	4,008,245
Town of Palmer, GO Notes 4%, 10/1/2004 (Insured; MBIA)	600,000	611,475
Pembroke, GO Notes, BAN 2%, 8/5/2004	6,000,000	6,028,866
Sandwich, GO Notes, BAN 1.50%, 5/3/2004	3,600,000	3,604,032
Town of Shirley, GO Notes, BAN 2%, 4/9/2004	3,364,900	3,370,101
Town of Stoughton, GO Notes 2.25%, 2/1/2004 (Insured; FSA)	1,549,000	1,549,043
Town of Townsend, GO Notes, BAN 1.50%, 6/24/2004	1,350,000	1,352,521
Waltham, GO Notes 2%, 2/1/2004	2,475,000	2,475,057
Weston, GO Notes, BAN 2%, 2/13/2004	2,890,000	2,890,798
City of Worcester, GO Notes 3%, 7/1/2004 (Insured; MBIA)	945,000	952,739
Total Investments (cost $193,878,280)	**103.0%**	**193,878,280**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(5,646,396)**
Net Assets	**100.0%**	**188,231,884**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**FSA**	Financial Security Assurance
BAN	Bond Anticipation Notes	**GO**	General Obligation
CP	Commercial Paper	**IDR**	Industrial Development Revenue
FGIC	Financial Guaranty Insurance Company	**LOC**	Letter of Credit
FNMA	Federal National Mortgage Association	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
		MFHR	Multi-Family Housing Revenue
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	91.3
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	3.9
Not Rated [c]		Not Rated [c]		Not Rated [c]	4.8
					100.0

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

[d] *At January 31, 2004, the fund had $65,168,738 (34.6% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from educational projects.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

January 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	193,878,280	193,878,280
Interest receivable		643,436
Prepaid expenses		12,017
		194,533,733
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates		83,475
Cash overdraft due to Custodian		2,494,684
Payable for investment securities purchased		3,604,032
Payable for shares of Beneficial Interest redeemed		64,777
Accrued expenses		54,881
		6,301,849
Net Assets ($)		**188,231,884**
Composition of Net Assets ($):		
Paid-in capital		188,233,676
Accumulated net realized gain (loss) on investments		(1,792)
Net Assets ($)		**188,231,884**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		188,252,413
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended January 31, 2004

Investment Income ($):	
Interest Income	**2,380,680**
Expenses:	
Management fee–Note 2(a)	1,084,772
Shareholder servicing costs–Note 2(b)	119,823
Professional fees	59,609
Custodian fees	28,067
Registration fees	17,100
Prospectus and shareholders' reports	12,837
Trustees' fees and expenses–Note 2(c)	9,812
Miscellaneous	10,260
Total Expenses	**1,342,280**
Investment Income–Net	**1,038,400**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**2,571**
Net Increase in Net Assets Resulting from Operations	**1,040,971**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended January 31,	
	2004	2003
Operations ($):		
Investment income−net	1,038,400	2,273,254
Net realized gain (loss) on investments	2,571	−
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,040,971**	**2,273,254**
Dividends to Shareholders from ($):		
Investment income−net	**(1,038,400)**	**(2,273,254)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	454,707,718	474,055,860
Dividends reinvested	505,308	1,170,464
Cost of shares redeemed	(490,439,728)	(528,755,620)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(35,226,702)**	**(53,529,296)**
Total Increase (Decrease) in Net Assets	**(35,224,131)**	**(53,529,296)**
Net Assets ($):		
Beginning of Period	223,456,015	276,985,311
End of Period	**188,231,884**	**223,456,015**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended January 31,				
	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income−net	.005	.009	.022	.034	.026
Distributions:					
Dividends from investment income−net	(.005)	(.009)	(.022)	(.034)	(.026)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.48	.88	2.20	3.50	2.64
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	.62	.60	.58	.59	.63
Ratio of net investment income to average net assets	.48	.88	2.15	3.44	2.60
Net Assets, end of period ($ x 1,000)	188,232	223,456	276,985	257,911	200,748

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Massachusetts Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Massachusetts state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A, which is a wholly-owned subsidiary of Mellon Financial Corporation. Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discounts and premiums on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $24,362 during the period ended January 31, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At January 31, 2004, the components of accumulated earnings on a tax basis was substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $1,792 is available to be applied against future net securities profits, if any, realized subsequent to January 31, 2004. If not applied, $1,365 of the carryover expires in fiscal 2006, $398 expires in fiscal 2007 and $29 expires in fiscal 2008.

The tax character of distributions paid to shareholders during the fiscal periods ended January 31, 2004 and January 31, 2003, were all tax exempt income.

At January 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

(e) Indemnification: The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended January 31, 2004, the fund was charged $65,137 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended January 31, 2004, the fund was charged $27,016 pursuant to the transfer agency agreement.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Effective October 15, 2003, annual retainer fees and attendance fees are allocated to each fund based on net assets. Prior to October 15, 2003, each trustee who is not an "affiliated person" as defined in the Act received from the fund an annual fee of $1,000. The Chairman of the Board received an additional 25% of such compensation and continues to do so under the new compensation structure.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus Funds, alleging that the Investment Advisers improperly used assets of the Dreyfus Funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus Funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the funds believe that any of the pending actions will have a material adverse affect on the funds or Dreyfus' ability to perform its contract with the funds.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Trustees
Dreyfus Massachusetts Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Massachusetts Municipal Money Market Fund, including the statement of investments, as of January 31, 2004 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of January 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Massachusetts Municipal Money Market Fund at January 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
March 10, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal year ended January 31, 2004 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes).

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

David W. Burke (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- John F. Kennedy Library Foundation, Director
- U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

Samuel Chase (71)
Board Member (1991)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

No. of Portfolios for which Board Member Serves: 15

Gordon J. Davis (62)
Board Member (1995)

Principal Occupation During Past 5 Years:
- Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae LLP
- President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
- Consolidated Edison, Inc., a utility company, Director
- Phoenix Companies, Inc., a life insurance company, Director
- Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 25

Joni Evans (61)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

————————

Arnold S. Hiatt (76)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Chairman

No. of Portfolios for which Board Member Serves: 15

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Burton N. Wallack (53)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

————————

Once elected all Board Members serve for an indefinite term. Additional information about the Board Members, including their address is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 96 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 96 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 57 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 37 investment companies (comprised of 46 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 94 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 37 investment companies (comprised of 79 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 92 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998. Prior to joining the Distributor, he was a Vice President of Compliance Data Center, Inc.

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:
http://www.dreyfus.com

Dreyfus
Massachusetts Municipal
Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
100 Church Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0639AR0104